UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 2)

Under the Securities Exchange Act of 1934

IA GLOBAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

44920E 10 4
(CUSIP Number)

HIDEKI ANAN
Nishi-Shinjuku Showa Building 11F
1-13-12 Nishi-Shinjuku, Shinjuku-ku
Tokyo, 106-0023, Japan
011-81-3-5909-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.	44920E 10 4

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HIDEKI ANAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,284,976 SHARES
	8.	SHARED VOTING POWER 0 SHARES
	9.	SOLE DISPOSITIVE POWER 9,284,976 SHARES
	10.	SHARED DISPOSITIVE POWER 0 SHARES
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,284,976 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14.	TYPE OF REPORTING PERSON IN

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D (“Amendment 1”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of IA Global, Inc., a Delaware corporation whose principal executive offices are located at 550 N. Reo Street, Suite 300, Tampa, Florida 33609 (the “Issuer”). The principal executive officer is Mark Scott, President and Chief Financial Officer.

This Amendment No. 2 is being filed solely to give notice of the repurchase by the Issuer of 840,024 shares of Common Stock from Mr. Anan in settlement of a promissory note of $252,007 owed by Mr. Anan to the Issuer. The shares were repurchased by the Issuer at $.30 per share, the closing price of the Common Stock on March 9, 2006.

ITEM 2.  IDENTITY AND BACKGROUND.

This Amendment No. 2 to Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) by Mr. Anan. Mr. Anan is a citizen of Japan. Mr. Anan is a “Reporting Person” and is an institutional investor or an “accredited investor.”

Information with respect to this Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and this Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

The principal business address of Mr. Anan is Nishi-Shinjuku Showa Building 11F, 1-13-12 Nishi-Shinjuku, Shinjuku-ku, Tokyo, 106-0023, Japan.

During the last five years, this Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, this Reporting Person, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See description to Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

The information in this Item 4 is supplemental, relates only to the transactions described in this Amendment No. 2, and is not a complete restatement of Item 4.

This Amendment No. 2 is being filed solely to give notice of the repurchase by the Issuer of 840,024 shares of Common Stock from Mr. Anan in settlement of a promissory note of $252,007 owed by Mr. Anan to the Issuer. The shares were repurchased by the Issuer at $.30 per share, the closing price of the Common Stock on March 9, 2006.

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person has no present intention to sell any shares of Common Stock, although the Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by the Reporting Person.

The Reporting Person does not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as disclosed in this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

Mr. Anan

(a) As of March 10, 2006, Mr. Anan beneficially owned 9,159,976 shares of Common Stock individually and 125,000 options to purchase Common Stock of the Issuer that have been issued to Mr. Anan and have vested.

Mr. Anan beneficially owned 8.6% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of March 10, 2006 of 108,165,157 (which number excludes 12,500,018 shares issuable upon exercise of $3,750,000 of convertible promissory notes).

(b) As of March 10, 2006, Mr. Anan had sole voting power and sole dispositive power with respect to 9,284,976 shares of Common Stock.

(c) Mr. Anan has sold 840,024 shares of Common Stock to IA Global in settlement of a promissory note of $252,007 owed by Mr. Anan to IA Global within the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, the Reporting Person has not had any contract, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

a. Exhibit 99.1 Agreement For Repayment of Hideki Anan Note Receivable dated March 10, 2006 amongst Hideki Anan, Global Hotline, Inc. and IA Global, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 14, 2006

By:	/s/ Hideki Anan
Name:	Hideki Anan

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)